Exhibit 99.2

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON DECEMBER 31, 2019

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on December 2, 2019, at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 8 Hamenofim Street, Herzliya, Israel, on December 31, 2019, at 4:00 p.m. (Israel time) and at any and all adjournments thereof (the "Meeting"), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

A shareholder’s proxy card must be received by the Company no later than December 31, 2019 at 12:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Alex Hillman to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Reuwen Schwarz to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2019, and to authorize the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

Election of Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term commencing on January 31, 2020, and the approval of her compensation terms.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

YES	NO
☐	☐

Proposal 4:

Election of Mr. Haim Ben-Simon as an external director of the Company for a three-year term commencing on January 31, 2020, and the approval of his compensation terms.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4)?

YES	NO
☐	☐

Proposal 5:

Approval of an extension of the Company's engagement with and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 5 (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5)?

YES	NO
☐	☐

Proposal 6:

Approval of an extension of a lease agreement of a condominium unit between the Company's subsidiary and an entity affiliated with the Company's controlling shareholder.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 6 (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

YES	NO
☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2019

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.